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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 35)
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

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
             MOULTON GOODRUM, JR.                          CHARLES F. RICHARDS, JR.
            BAKER & BOTTS, L.L.P.                         RICHARDS, LAYTON & FINGER
               ONE SHELL PLAZA                                ONE RODNEY SQUARE
          HOUSTON, TEXAS 77002-4995                              P.O. BOX 551
                (713) 229-1234                         WILMINGTON, DELAWARE 19899-0551
                                                                (302) 658-6541
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     This Amendment No. 35 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation ("Pennzoil"
or the "Company"), relating to a tender offer commenced by Resources Newco,
Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR"), on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following:

        On October 21, 1997, the United States District Court for the Northern District of Texas, Fort Worth Division, issued an Initial Scheduling Order in the litigation between Pennzoil and UPR in response to a request by Pennzoil. The order is filed as Exhibit 100 hereto.

        On October 21, 1997, two stockholders of Pennzoil commenced litigation against the Company in the United States District Court for the Northern District of Texas, Fort Worth Division. The suit alleges, among other things, that the Schedule 14D-9 filed by Pennzoil in response to the Revised UPR Offer violates Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act. Plaintiffs seek a judgment from the Court which, among other things, (i) compels and enjoins Pennzoil to comply with the requirements of the Exchange Act and (ii) compels and enjoins Pennzoil to file immediately an amended Schedule 14D-9 which is complete and accurate.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

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        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------
          100 Initial Scheduling Order dated October 21, 1997 with respect to the litigation styled Union Pacific Resources Group, Inc. vs. Pennzoil Company (C.A. No. 4:97-CV-509-Y), pending in the United States District Court for the Northern District of Texas, Fort Worth Division.

          101 Text of press release of the Company dated October 22, 1997.

          102 Complaint filed in Garfinkle and Haberman v. Pennzoil Company (dated October 21, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: October 23, 1997                  By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

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                               INDEX TO EXHIBITS

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
        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------

          100 Initial Scheduling Order dated October 21, 1997 with respect to the litigation styled Union Pacific Resources Group, Inc. vs. Pennzoil Company (C.A. No. 4:97-CV-509-Y), pending in the United States District Court for the Northern District of Texas, Fort Worth Division.

          101 Text of press release of the Company dated October 22, 1997.

          102 Complaint filed in Garfinkle and Haberman v. Pennzoil Company (dated October 21, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).
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